UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sharper Image Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

820013100

(CUSIP Number)

Scott Galloway
42 W. 15th Street, #2
New York, NY 10011
(917) 567-2841

With a copy to:

Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 22201
(202) 637-8575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 820013100

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Scott Galloway

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions): PF, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States

7. Sole Voting Power: 733,800(1)
Number of
Shares	8. Shared Voting Power: 0
Beneficially
Owned by Each	9. Sole Dispositive Power: 733,800(1)
Reporting Person
With	10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 733,800(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 4.9% (2)

14. Type of Reporting Person (See Instructions): IN

1                     Mr. Galloway is the manager of Firebrand Partners II, LLC. The shares reported herein consist of the shares held by Firebrand Partners II, LLC.

2                     Based upon 14,953,720 shares outstanding as of April 28, 2006, as reported in Sharper Image Corporation’s Form 10-K for the year ended December 31, 2005.

CUSIP No. 820013100

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Daniel Nir

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States

7. Sole Voting Power: 733,800(1)
Number of
Shares	8. Shared Voting Power: 0
Beneficially
Owned by Each	9. Sole Dispositive Power: 733,800(1)
Reporting Person
With	10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 733,800(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 4.9%(2)

14. Type of Reporting Person (See Instructions): IN

1                     Mr. Nir is the managing member of P&S Capital Partners, LLC and P&S Capital Management, LLC. P&S Capital Partners, LLC is the general partner of Gracie Capital, L.P. and Gracie Capital, L.P. II. P&S Capital Management, LLC is the investment manager of Gracie Capital International, Ltd. and Gracie Capital International II, Ltd. Gracie Capital, L.P., Gracie Capital, L.P. II, Gracie International, Ltd. and Gracie International II, Ltd. are Class A Members of Firebrand Partners II, LLC. The shares reported herein consist of the shares held by Firebrand Partners II, LLC.

2                     Based upon 14,953,720 shares outstanding as of April 28, 2006, as reported in Sharper Image Corporation’s Form 10-K for the year ended December 31, 2005.

CUSIP No. 820013100

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Firebrand Partners II, LLC 20-3311624

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.Citizenship or Place of Organization: Delaware

7. Sole Voting Power: 733,800
Number of
Shares	8. Shared Voting Power: 0
Beneficially
Owned by Each	9. Sole Dispositive Power: 733,800
Reporting Person
With	10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 733,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 4.9% (1)

14. Type of Reporting Person (See Instructions): OO

1                     Based upon 14,953,720 shares outstanding as of April 28, 2006, as reported in Sharper Image Corporation’s Form 10-K for the year ended December 31, 2005.

CUSIP No. 820013100

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): P&S Capital Partners, LLC 13-4028902

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Delaware

7. Sole Voting Power: 733,800(1)
Number of
Shares	8. Shared Voting Power: 0
Beneficially
Owned by Each	9. Sole Dispositive Power: 733,800(1)
Reporting Person
With	10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 733,800(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 4.9% (2)

14. Type of Reporting Person (See Instructions): OO

1                     P&S Capital Partners, LLC is the general partner of Gracie Capital, L.P. and Gracie Capital, L.P. II. Gracie Capital, L.P., and Gracie Capital are Class A Members of Firebrand Partners II, LLC. The shares reported herein consist of the shares held by Firebrand Partners II, LLC.

2                     Based upon 14,953,720 shares outstanding as of April 28, 2006, as reported in Sharper Image Corporation’s Form 10-K for the year ended December 31, 2005.

CUSIP No. 820013100

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): P&S Capital Management, LLC 13-4036749

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Delaware

7. Sole Voting Power: 733,800(1)
Number of
Shares	8. Shared Voting Power: 0
Beneficially
Owned by Each	9. Sole Dispositive Power: 733,800(1)
Reporting Person
With	10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 733,800(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 4.9% (2)

14. Type of Reporting Person (See Instructions): OO

1                     P&S Capital Management, LLC is the investment manager of Gracie Capital International, Ltd. and Gracie Capital International II, Ltd. Gracie International, Ltd. and Gracie International II, Ltd. are Class A Members of Firebrand Partners II, LLC. The shares reported herein consist of the shares held by Firebrand Partners II, LLC.

2                     Based upon 14,953,720 shares outstanding as of April 28, 2006, as reported in Sharper Image Corporation’s Form 10-K for the year ended December 31, 2005.

CUSIP No. 820013100

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Gracie Capital, L.P. 13-4028896

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Delaware

7. Sole Voting Power: 733,800(1)
Number of
Shares	8. Shared Voting Power: 0
Beneficially
Owned by Each	9. Sole Dispositive Power: 733,800(1)
Reporting Person
With	10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 733,800(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 4.9% (2)

14. Type of Reporting Person (See Instructions): PN

1                     Gracie Capital, L.P. II is a Class A Member of Firebrand Partners II, LLC. The shares reported consist of the shares held by Firebrand Partners II, LLC.

2                     Based upon 14,953,720 shares outstanding as of April 28, 2006, as reported in Sharper Image Corporation’s Form 10-K for the year ended December 31, 2005.

CUSIP No. 820013100

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Gracie Capital, L.P. II 20-0481721

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Delaware

7. Sole Voting Power: 0
Number of
Shares	8. Shared Voting Power: 733,800(1)
Beneficially
Owned by Each	9. Sole Dispositive Power: 0
Reporting Person
With	10. Shared Dispositive Power: 733,800(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 733,800(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 4.9% (2)

14. Type of Reporting Person (See Instructions): PN

1                     Gracie Capital, L.P. II is a Class A Member of Firebrand Partners II, LLC. The shares reported consist of the shares held by Firebrand Partners II, LLC.

2                     Based upon 14,953,720 shares outstanding as of April 28, 2006, as reported in Sharper Image Corporation’s Form 10-K for the year ended December 31, 2005.

CUSIP No. 820013100

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Gracie Capital, International, Ltd. N/A

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Cayman Islands

7. Sole Voting Power: 0
Number of
Shares	8. Shared Voting Power: 733,800(1)
Beneficially
Owned by Each	9. Sole Dispositive Power: 0
Reporting Person
With	10. Shared Dispositive Power: 733,800(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 733,800(1)

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 4.9% (2)

14. Type of Reporting Person (See Instructions): CO

1                     Gracie Capital International, Ltd. is a Class A Member of Firebrand Partners II, LLC. The shares reported consist of the shares held by Firebrand Partners II, LLC.

2                     Based upon 14,953,720 shares outstanding as of April 28, 2006, as reported in Sharper Image Corporation’s Form 10-K for the year ended December 31, 2005.

CUSIP No. 820013100

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Gracie Capital, International, II, Ltd. N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Cayman Islands

7. Sole Voting Power: 0
Number of
Shares	8. Shared Voting Power: 733,800(1)
Beneficially
Owned by Each	9. Sole Dispositive Power: 0
Reporting Person
With	10. Shared Dispositive Power: 733,800(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 733,800(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 4.9% (2)

14. Type of Reporting Person (See Instructions): CO

1                     Gracie Capital International II, Ltd. is a Class A Member of Firebrand Partners II, LLC. The shares reported consist of the shares held by Firebrand Partners II, LLC.

2                     Based upon 14,953,720 shares outstanding as of April 28, 2006, as reported in Sharper Image Corporation’s Form 10-K for the year ended December 31, 2005.

This Amendment No. 1 amends the Schedule 13D filed on April 7, 2006 (the “Initial Schedule 13D”) by Firebrand Partners II, LLC, Scott Galloway, Daniel Nir, P&S Capital Partners, LLC, P&S Capital Management, LLC, Gracie Capital, L.P., Gracie Capital, L.P. II, Gracie Capital International, Ltd., and Gracie Capital International II, Ltd. (collectively, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”) of Sharper Image Corporation, a Delaware corporation (the “Issuer”). Other capitalized terms used in this Amendment No. 1 without definition have the meanings given to them in the Initial Schedule 13D.

Item 4. Purpose of Transaction.

On May 2, 2006, Firebrand sold 80,000 shares of Common Stock, which brought the aggregate amount beneficially owned by each of the Reporting Persons to an amount representing less than 5% of total shares of Common Stock outstanding. Accordingly, based on their current beneficial ownership, the Reporting Persons have no further reporting obligations under Section 13(d) of the Exchange Act or the rules and regulations promulgated thereunder with respect to the Issuer.

Item 5. Interests in Securities of the Issuer.

(a) & (b) The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 5 are incorporated by reference to the cover pages of this Schedule 13D. The Reporting Persons collectively beneficially own an aggregate of 733,800 shares of Common Stock, constituting approximately 4.9% of the Common Stock outstanding, based upon the number of shares reported as issued and outstanding in the Issuer’s Form 10-K for the year ended December 31, 2005. Each of the Reporting Persons disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his or its pecuniary interest therein.

(c) The following sale of Common Stock occurred since the Initial Schedule 13D was filed by Firebrand, which transaction was effected in an open market sale on the Nasdaq National Market.

Date	Number of Shares	Price per Share
5/2/06	80,000	$15.13

(d) Not applicable.

(e) As a result of the sale of 80,000 shares of Common Stock on May 2, 2006, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 3, 2006

/s/ Scott Galloway
Scott Galloway

/s/ Daniel Nir
Daniel Nir

Firebrand Partners II, LLC

/s/ Scott Galloway
Scott Galloway, Manager

P&S Capital Partners, LLC

/s/ Daniel Nir
Daniel Nir, Managing Member

P&S Capital Management, LLC

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital, L.P.

By: P&S Capital Partners, LLC, its General Partner

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital, L.P. II

By: P&S Capital Partners, LLC, its General Partner

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital International, Ltd.

By: P&S Capital Partners, LLC, its Investment Manager

/s/ Daniel Nir
Daniel Nir, Managing Member

Gracie Capital International II, Ltd.

By: P&S Capital Partners, LLC, its Investment Manager

/s/ Daniel Nir
Daniel Nir, Managing Member